Mail Stop 4561

September 30, 2008

Brian C. Henry
Chief Financial Officer and
Executive Vice President
Cray Inc.
411 First Avenue South, Suite 600
Seattle, WA 98104-2860

> **Re:** **Cray Inc.**
> **Form 10-K for the Year Ended December 31, 2007**
> **Filed March 11, 2008**
> **Definitive Proxy Statement Filed on March 31, 2008**
> **File No. 000-26820**

Dear Mr. Henry:

We have reviewed your response letter dated September 12, 2008 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 21, 2008.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenue and Gross Margins, page 35

1.      We have reviewed your response to our prior comment 4 and note that you believe that the guidance provided by EITF 96-9 should not be applied to the impairment of core technology as that asset was not inventory. You further

indicate that you did not apply this guidance by analogy based on the decision to discontinue future development of the technology, the determination that this technology had little to no future economic benefit to you, and your decision to exit the product line was not considered a normal, recurring activity. However, we also note in your response that this technology was incorporated into your product and as noted in EITF 96-9, the Staff believes that decisions about the timing, method, and pricing of dispositions of inventory are generally considered to be normal, recurring activities integral to the management of the ongoing business. As a result, we continue to believe that when technology that is included in your products have been written off, such amounts should be included in cost of revenue. As a result, notwithstanding the reasons identified in your response, we believe that you should include impairment charges related to core technology as a cost of product revenue.

Note 2. Summary of Significant Accounting Policies

Research and Development, page F-9

2. We note in your response to our prior comment 7 that in determining your accounting for research and development projects, you consider the factors discussed in paragraphs 5-11 of SFAS 68 in determining whether amounts received from customers should be accounted for as revenue or a reduction to research and development expense. Clarify whether any amounts received under the DARPA Phase II and III contracts are refundable regardless of the outcome of the research and development project and whether the Company retains, or has the right to obtain, the results developed under these agreements. Additionally, clarify whether the Company is obligated to provide a deliverable under either of the DARPA Phase II and III contracts.

3. We also note that in determining your accounting for research and development projects, you consider the amount of funding to be received compared to total costs expected to be incurred for the program and in cases where the amount of funding to be received is initially expected to exceed the expected total cost of the program, you will generally classify such amounts received as revenue. Tell us the accounting literature relied on in determining that this factor is appropriate for determining whether funding to be received is classified as revenue or a reduction to research and development expense.

4. We further note that you have provided disclosures in Note 18 related to the research and development contracts that provides investors with the gross amounts spent on research and development and the amounts classified as cost of sales or reimbursed research and development which reconciles to the amount of net research and development expenses in your Statements of Operations. However, it is not clear in your disclosure the amounts related to each (i.e.

amounts classified as cost of sales versus amounts related to reimbursed research and development). Tell us how you considered separately stating in your disclosure the amount of research and development expense included in cost of sales and the amount of research and development expense reimbursed so that an investor can clearly determine the amounts related to each.

Exhibits

5.  We note your response to comment 9 of our letter dated August 21, 2008, as it relates to contracts with your limited or sole source suppliers, including software licensors. In those instances where you have ongoing agreements with suppliers, please tell us whether the agreements include a continuing commitment or obligation to buy or sell goods or services. Also, please tell us the largest part of your requirements for goods and services represented by a single agreement, given your conclusion that none of these agreements covers the purchase of the major part of your requirements. Finally, please provide supplement support for your statement that you are not substantially dependent on any of these agreements, in light of the 18% decrease in your product revenue attributable to delays in product development and component availability in 2007.

6.  We note your response to comment 9 of our letter dated August 21, 2008, as it relates to the DARPA III agreement. It appears that the DARPA III agreement is a multi-year funding commitment that provides an amount of funds that would constitute up to 20% of your annual revenue, were you to account for it as such. Item 601(b)(10)(ii)(B) of Regulation S-K requires a company to file an agreement upon which it is substantially dependent and is not applicable exclusively to agreements for the sale of goods and services. We note that you stress the importance of this contractual relationship throughout your annual report, including in several risk factors where you state that this relationship is critical to your operating results and your ability to implement your product roadmap. In your response letter, please discuss the operational details relating to administration of the DARPA III agreement, such as the number of persons devoted to work under the contract. Tell us what consideration you gave to providing a summary of the material terms of the agreement in your annual report. You should provide us with a copy of the agreement on a supplemental basis to help us better assess your response.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Patrick Gilmore, Staff Accountant, at (202) 551-3406 if you have any questions regarding comments on the financial statements and related matters.  Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453 or David Orlic, Special Counsel at (202) 551-3503.  If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief